September 3, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On June 27, 2014, the Registrant, on behalf of its series, the RESQ Absolute Income Fund and RESQ Absolute Equity Fund (the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on August 18, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary – Both Funds

Comment 1.  Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant has removed parenthetical information except with respect to sales charges also being known as a load.  The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees.

Comment 2. Please consider revising the Portfolio Turnover Risk to state that each Fund “has had” a high portfolio turnover rate rather than “may have”.

Response. The Registrant has revised the disclosure as requested.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins